SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32140; File No. 812-14525

Guggenheim Funds Trust, et al.; Notice of Application

June 6, 2016

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act. The requested order would permit certain registered open-end investment companies to acquire shares of certain registered open-end investment companies, registered closed-end investment companies, business development companies, as defined in section 2(a)(48) of the Act ("BDCs"), and registered unit investment trusts (collectively, "Underlying Funds") that are within and outside the same group of investment companies as the acquiring investment companies, in excess of the limits in section 12(d)(1) of the Act.

<u>Applicants</u>: Guggenheim Funds Trust and Guggenheim Variable Funds Trust, each a Delaware statutory trust and registered under the Act as an open-end management investment company with multiple series (each, a "Trust"); Guggenheim Partners Investment Management, LLC, a Delaware limited liability company ("GPIM"), and Security Investors, LLC, a Kansas limited liability company ("Security Investors"), each registered as an investment adviser under the Investment Advisers Act of 1940; and Guggenheim Funds Distributors, LLC, a Delaware limited liability company, registered as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act").

Filing Dates: The application was filed on July 31, 2015, and amended on December 16, 2015 and April 13, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 1, 2016 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Guggenheim Funds Trust, Guggenheim Variable Funds Trust, and Guggenheim Funds Distributors, LLC, 805 King Farm Boulevard, Suite 600, Rockville, MD 20850; Security Investors, LLC, 330 Madison Avenue, 10th Floor, New York, NY 10022; and Guggenheim Partners Investment Management, LLC, 100 Wilshire Boulevard, 5th Floor, Santa Monica, CA 90401.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or David J. Marcinkus, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling

(202) 551-8090.

<u>Summary of the Application</u>

1.   Applicants request an order to permit (a) a Fund[1] (each a "Fund of Funds") to

acquire shares of Underlying Funds[2] in excess of the limits in sections 12(d)(1)(A) and (C) of the

Act and (b) the Underlying Funds that are registered open-end investment companies or series

thereof, their principal underwriters and any broker or dealer registered under the Exchange Act to

sell shares of the Underlying Fund to the Fund of Funds in excess of the limits in section

12(d)(1)(B) of the Act.[3] Applicants also request an order of exemption under sections 6(c) and

17(b) of the Act from the prohibition on certain affiliated transactions in section 17(a) of the Act to

the extent necessary to permit the Underlying Funds to sell their shares to, and redeem their shares

from, the Funds of Funds.[4] Applicants state that such transactions will be consistent with the

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[1] Applicants request that the order apply to each existing and future series of the Trusts and to each existing and future registered open-end investment company or series thereof that is advised by GPIM or Security Investors or their successors or by any other investment adviser controlling, controlled by, or under common control with GPIM or Security Investors or their successors and is part of the same "group of investment companies" as the Trusts (each, a "Fund"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. For purposes of the request for relief, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies or BDCs, that hold themselves out to investors as related companies for purposes of investment and investor services.

[2] Certain of the Underlying Funds have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as an exchange-traded fund ("ETF").

[3] Applicants do not request relief for the Funds of Funds to invest in reliance on the order in BDCs and registered closed-end investment companies that are not listed and traded on a national securities exchange.

[4] A Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from section 17(a) to permit a Fund of Funds to purchase or redeem shares from the ETF. A Fund of Funds will purchase and sell shares of an Underlying Fund that

policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act

and will be based on the net asset values of the Underlying Funds.

2.   Certain Underlying Funds may invest up to 25% of their assets in a wholly-owned

and controlled subsidiary of the Underlying Fund organized under the laws of the Cayman Islands

as an exempted company or under the laws of another non-U.S. jurisdiction (each, a "Cayman

Sub"), in order to invest in commodity-related instruments and certain other instruments.

Applicants state that these Cayman Subs are created for tax purposes in order to ensure that the

Underlying Fund would remain qualified as a regulated investment company for U.S. federal

income tax purposes.

3.   Applicants agree that any order granting the requested relief will be subject to the

terms and conditions stated in the application. Such terms and conditions are designed to, among

other things, help prevent any potential (i) undue influence over an Underlying Fund that is not in

the same "group of investment companies" as the Fund of Funds through control or voting power,

or in connection with certain services, transactions, and underwritings, (ii) excessive layering of

fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in

sections 12(d)(1)(A), (B), and (C) of the Act.

4.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities, or transactions, from

any provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order

permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the

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is a closed-end fund or BDC through secondary market transactions at market prices rather than through
principal transactions with the closed-end fund or BDC. Accordingly, applicants are not requesting
section 17(a) relief with respect to transactions in shares of closed-end funds (including BDCs).

proposed transaction are fair and reasonable and do not involve overreaching on the part of any

person concerned; (b) the proposed transaction is consistent with the policies of each registered

investment company involved; and (c) the proposed transaction is consistent with the general

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.

     For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

                           Robert W. Errett
                           Deputy Secretary